Mail Stop 6010

August 6, 2008

Mr. Simone Crighton
Chief Financial Officer
HSM Holdings, Inc.
4400 Route 9 South #1000
Freehold, New Jersey 07728

      Re: HSM Holdings, Inc.
              Form 10-KSB for the year ended December 31, 2007
              File No. 000-51880

Dear Mr. Crighton:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief